Nicole Brookshire
T: +1 212 479 6157
nbrookshire@cooley.com
August 31, 2021
Eiko Yaoita Pyles
Andrew Blume
Sherry Haywood
Perry Hindin
Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allbirds, Inc.
Amendment No. 2
Draft Registration Statement on Form S-1
Filed August 11, 2021
CIK No. 0001653909
Ladies and Gentlemen:
On behalf of Allbirds, Inc. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) by letter dated August 25, 2021 with respect to the Company’s Amendment No. 2 to the Draft Registration Statement on Form S-1 as confidentially submitted to the Staff on August 11, 2021. The Company is concurrently filing a revised Registration Statement on Form S-1 (the “Registration Statement”), which includes changes that reflect the responses to the Comment.
Amendment No. 2 to Draft Registration Statement on Form S-1
General
1.    We note your response to prior comment two. We note that in assessing your public benefit performance for purposes of the annual benefit reports to be distributed to your stockholders, your Board will utilize the Company’s impact score and assessment from B Lab, among other factors. Please file the consent of B Lab to being named in the registration statement.
    Response: The Company respectfully acknowledges the Staff’s comment and has filed the consent of B Lab to being named in the Registration Statement as Exhibit 99.1.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

August 31, 2021

*	*	*
Please contact me at (212) 479-6157 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Joseph Zwillinger, Co-Chief Executive Officer, Allbirds, Inc.
Timothy Brown, Co-Chief Executive Officer, Allbirds, Inc.
Michael Bufano, Chief Financial Officer, Allbirds, Inc.
Daniel Li, VP, Legal, Allbirds, Inc.
Peter Werner, Cooley LLP
Calise Cheng, Cooley LLP
Katherine Denby, Cooley LLP
Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com